**Part I:**   Identifying Information

7.   Provide the primary, and if any, secondary, physical street address(es) of the NMS Stock ATS matching system:

Primary
Equinix NY5 Data Center
800 Secaucus Rd
Secaucus
07094
NJ

~~Secondary~~
~~Cyxtera NJ2 Datacenter~~
~~300 John F. Kennedy Blvd E.~~
~~Weehawken~~
~~07086~~
~~NJ~~

**Part II:**   Activities of the Broker-Dealer Operator and its Affiliates

Item 6:   <u>Activities of Service Providers</u>

b.   Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?

Yes☐   No☐

If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.

POSIT is hosted in the Equinix NY5 Data Center in Secaucus, N.J. Cross-connections to POSIT in NY5 are available by request to Subscribers accessing POSIT directly. ~~POSIT's backup servers are hosted in the Cyxtera NJ2 Datacenter, located in Weehawken, N.J.~~ The Data Centers provide services that include, building security; air conditioning; access to electricity and telecommunication services; and cages for computer equipment. The Firm owns and maintains its own computer hardware and network devices within the data center.  Please see Part III, Item 6 for more detail.

**Part III:**      Manner of Operations

Item 6:        <u>Connectivity and Co-location</u>

      a.      Does the NMS Stock ATS offer co-location and related services (*e.g.*, cabinets and equipment, cross-connects)?

         <mark>Yes☐</mark>   No☐

         If yes, provide a summary of the terms and conditions for co-location and related services, including the speed and connection (*e.g.*, fiber, copper) options offered.

POSIT is hosted in Equinix NY5 Data Center in Secaucus, NJ ~~with a backup location at Cyxtera NJ2 Datacenter in Weehawken, NJ~~. All VAL network and system equipment is kept in VAL's cage, which is owned and operated by VAL.  VAL does not permit Subscribers to co-locate within VAL's cage.

VAL offers cross connects in <u>the</u> Equinix NY5 ~~and NJ2~~ Datacenters to all Direct Subscribers who wish to connect directly to POSIT via cross connect. Clients can also leverage extranet connectivity providers in order to connect to POSIT.  Connectivity via Internet is also available. Connecting via Internet/Extranet vs directly via cross connect could affect the speed of client orders in reaching POSIT.  Direct Subscribers connecting to POSIT via direct cross connection would reach the POSIT matching system faster than a Direct Subscribers connecting via an Internet/Extranet connection.   Direct connectivity to POSIT via cross connections are available by request, which are made to Equinix in NY5 or Cyxtera in NJ2. VAL will provide the required Letter-of-Authorization. ~~Datacenter vendors (~~Equinix~~, Cyxtera)~~ may charge a fee for the cross connect. VAL supports 1 Gigabit (multi-mode fiber/single-mode fiber) and 10 Gigabit (single-mode fiber) connections. Direct Subscriber cross-connects terminate on VAL owned and managed network switches. All of the equipment in the cabinets hosting POSIT infrastructure is solely owned and managed by VAL.

Item 19:       <u>Fees</u>

      a.      Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (<u>e.g.</u>, subscription, connectivity), the structure of the fees (<u>e.g.</u>, fixed, volume-based, transaction-based), variables that impact the fees (<u>e.g.</u>, types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (<u>e.g.</u>, broker-dealers, institutional investors, retail) and range of fees (<u>e.g.</u>, high and low).

POSIT does not charge any subscription or connectivity fees. Historically, execution charges, if any, were individually negotiated with each Direct Subscriber. Currently, Direct Subscribers pay fees between $0.~~0001~~0002 and $.05 per share. VAL and VAL Affiliates are not assessed a fee for POSIT trades. Indirect Subscribers pay bundled fees, See Section III, Item 19(b). VAL will consider a number of factors in determining the fee an individual Subscriber will be assessed, including, but not limited to, the client's overall relationship with VAL, the type of trading flow, the amount of trading flow, and the markets that will be traded.

VAL is assessed certain Consolidated Audit Trail (CAT) regulatory fees relating to trading on POSIT as an execution venue. In each transaction that does not include VAL mpids VIRT and VALX, VAL is identified on transaction reports as the CAT executing broker for the buyer and the selling POSIT direct broker dealer subscriber is reported as the CAT executing broker for the seller. When both sides of the transaction are broker dealers, FINRA assesses CAT fees on both VAL, on behalf of the buying POSIT subscriber, and on the selling POSIT subscriber. VAL passes through to the buying POSIT broker dealer direct subscriber these CAT-related fees that VAL is assessed on behalf of those buying POSIT broker dealer direct subscribers.  For transactions that include VAL mpids VIRT or VALX and an external broker dealer direct subscriber as the contra, the external subscriber's mpid is reported as the CAT executing broker regardless of the side of the external subscriber's trade.  For transactions where the direct subscriber is a non-broker dealer, VAL is identified on transaction reports as the CAT executing broker on the side of the transaction of the non-broker dealer.  VAL only passes through CAT-related fees to broker dealer direct subscribers to POSIT.  VAL does not pass through CAT-related fees if the POSIT subscriber's CAT-related fees are less than $50 for a given month.